UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                          HOSPITALITY PROPERTIES TRUST
                                (Name of Issuer)

              COMMON SHARES OF BENEFICIAL INTEREST, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   44106M 10 2
                                 (CUSIP Number)

                                David J. Hegarty
                     Health and Retirement Properties Trust
                                400 Centre Street
                                Newton, MA 02158
                                 (617) 332-3990
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 4, 1996
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 44106M 10 2                                    Page 2 of 8 Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Health and Retirement Properties Trust  I.R.S. ID No. 04-6558834

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                       (b) |_|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           00

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)     |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Maryland

                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       4,000,000
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                            8          SHARED VOTING POWER


                            9          SOLE DISPOSITIVE POWER

                                       4,000,000

                            10         SHARED DISPOSITIVE POWER


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,000,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                          |_|


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        14.9%

14      TYPE OF REPORTING PERSON*

        00
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 44106M 10 2                                       Page 3 of 8 Pages


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           HRPT Advisors, Inc.  I.R.S. ID No. 04-2932507

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                     (b) |_|

3          SEC USE ONLY


4          SOURCE OF FUNDS*

           WC

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)     |_|


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                            7          SOLE VOTING POWER
         NUMBER OF
          SHARES                       250,000
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                           8           SHARED VOTING POWER


                           9           SOLE DISPOSITIVE POWER

                                       250,000

                          10           SHARED DISPOSITIVE POWER


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,250,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                          |_|


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.8%

14      TYPE OF REPORTING PERSON*

        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No. 44106M 10 2                                      Page 4 of 8 Pages

Item 1.  Security and issuer.

         The class of equity securities to which this statement relates is the Common Shares of Beneficial Interest, par value $0.01 ("Shares"), of Hospitality Properties Trust, a Maryland real estate investment trust ("HPT"), with its principal executive offices located at 400 Centre Street, Newton, Massachusetts 02158.

Item 2.  Identify and background.

         The persons filing this statement are Health and Retirement Properties Trust, a Maryland real estate investment trust ("HRP"), and HRPT Advisors, Inc., a Delaware Corporation ("Advisors").

         HRP's principal business is to operate as a real estate investment trust. The principal office of HRP is located at 400 Centre Street, Newton Massachusetts 02158. The Trustees of HRP are Dr. Bruce M. Gans, the Rev. Justinian Manning, C.P., Ralph J. Watts, Gerard M. Martin and Barry M. Portnoy. The executive officers of HRP are David J. Hegarty, President, Chief Operating Officer and Secretary and Ajay Saini, Treasurer and Chief Financial Officer.

         Advisors' principal business is real estate investments, for its own account or by providing management services and investment advice to investors such as HRP and HPT. The principal office of Advisors is located at 400 Centre Street, Newton, Massachusetts 02158. The Directors of Advisors are David J. Hegarty, Gerard M. Martin and Barry M. Portnoy. The executive officers of
Advisors are David J. Hegarty, President and Secretary, John G. Murray, Executive Vice President and Chief Financial Officer, John A. Mannix, Vice President, Thomas M. O'Brien, Vice President, Adam D. Portnoy, Vice President and Ajay Saini, Treasurer. Advisors is owned by Messrs. Martin and Barry M. Portnoy.

         Each of the individuals listed above (i) is, except for Ajay Saini, a citizen of the United States of America and (ii) has a business address at 400 Centre Street, Newton, Massachusetts 02158 and (iii) except for Dr. Gans, Rev. Manning, Messrs. Martin and Portnoy and Mr. Watts is principally employed by Advisors in the capacity specified above. Mr. Saini is a citizen of the Republic of India and a resident of the United States. Mr. Murray also serves as the President, Chief Operating Officer and Secretary of HPT. Mr. O'Brien also serves as Treasurer and Chief Financial Officer of HPT. Mr. Adam D. Portnoy also serves as the Vice President of HPT. Mr. Martin is a private investor in real estate and Mr. Barry M. Portnoy is a partner in the law firm of Sullivan & Worcester, LLP.

         Neither HRP, Advisors nor any of the individuals specified above has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,

                                  SCHEDULE 13D


CUSIP No. 44106M 10 2                                    Page 5 of 8 Pages

decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and amount of funds or other consideration.

         HRP acquired 40,000 Shares in connection with the formation of HPT at an effective price of $1.1 million. On August 22, 1995, HRP acquired an additional 3,960,000 Shares and paid the purchase price by canceling $99.0 million principal amount of indebtedness of HPT due to HRP.

         On August 22, 1995, Advisors acquired 250,000 Shares at a purchase price of $6.25 million.

Item 4.  Purpose of transaction.

         This amended statement is filed as a result of the Company's issuance of an aggregate of 14,250,000 additional Shares on April 4 and April 11, 1996 in a public offering, which resulted in a decrease in the percentage of outstanding Shares beneficially owned by HRP and Advisors. The transactions listed above in
Item 3 were entered into principally for investment purposes.

         Advisors is party to an agreement to provide advisory services to HPT (the "Advisory Agreement"). Pursuant to the terms of the Advisory Agreement, Advisors will be paid a base fee in cash and may earn an incentive fee payable in Shares. Although HRP and Advisors have no present intention to do so, they may make purchases of Shares from time to time, in the open market or in private transactions, depending on their analysis of HPT's business, prospects and financial condition, the market for such stock, other investment and business opportunities available to them, general economic and stock market conditions, proposals from time to time sought by or presented to them and other factors. HRP and Advisors each intends to closely monitor their investment and may from time to time take advantage of opportunities presented to them. HRP and Advisors may in the future also formulate plans or proposals regarding HPT, including possible future plans or proposals concerning events or transactions of the kind described in paragraphs (a) through (j) below.

         Depending upon HRP's and Advisors' continuing review of their investments and various other factors, including those mentioned above, HRP and/or Advisors may (subject to any applicable securities laws and lock up agreements) decide to sell all or any part of the Shares, although they have no current plans to do so.

         Except as set forth in this Item 4, neither HRP nor Advisors has any plans or proposals which would related to or result in:

                                  SCHEDULE 13D


CUSIP No. 44106M 10 2                                       Page 6 of 8 Pages

         (a) The acquisition by any person of additional securities of HPT, or the disposition of securities of HPT;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving HPT or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of HPT or any of its subsidiaries;

         (d) Any change in the present board of trustees or management of HPT including any plans or proposals to change the number or terms of trustees or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of HPT;

         (f) Any other material change in HPT's business or corporate structure;

         (g) Changes in HPT's declaration of trust, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of HPT by any person;

         (h) Causing a class of securities of HPT to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of HPT becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in securities of the issuer.

         (a) HRP currently holds 4,000,000 Shares, or 14.9% of the issued and outstanding Shares. Advisors directly owns 250,000 Shares, or 0.9% of the issued and outstanding Shares, and as HRP's investment advisor, may under applicable regulatory definitions be deemed to beneficially own HRP's 4,000,000 Shares. Advisors expressly disclaims any beneficial ownership of HRP's 4,000,000 Shares.

         (b) HRP has sole power to vote or dispose of its 4,000,000 Shares and Advisors has sole power to vote or dispose of its 250,000 Shares.

         (c) No transactions in Shares have been effected during the past sixty days by HRP or Advisors.

                                  SCHEDULE 13D


CUSIP No. 44106M 10 2                                      Page 7 of 8 Pages

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities covered by this statement.

Item 6. Contracts, arrangements, understandings or relationships with respect to securities of the issuer.

         Each of HRP and Advisors entered into a "lock-up agreement" on August 22, 1995 with the representative of the underwriters (the "Representative") of HPT's initial public offering of Shares pursuant to which HRP and Advisors agreed not to directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise in any manner, transfer all or a portion of their Shares until August 16, 1997, without the prior consent of the Representative.

         The Advisory Agreement between HPT and Advisors requires Advisors to use its best efforts to present to HPT a continuing and suitable investment program consistent with the investment policies and objectives of HPT. The Advisory Agreement provides for an annual advisory fee based upon HPT's average invested capital, and an annual incentive fee based upon increases in HPT's cash available for distribution to shareholders. The annual incentive fee, if any, payable to Advisors will be paid in Shares.

         The current term of the Advisory Agreement expires on December 31, 1996. Renewal or extension of the term thereof is subject to the periodic approval of a majority of the Trustees who are not officers or otherwise affiliated with HPT, HRP or Advisors (the "Independent Trustees").

Item 7.  Material to be filed as exhibits.

         The following documents are filed as exhibits to this statement:

         1.       Joint Filing Agreement*
         2.       HRP Lock-up Agreement dated August 22, 1995*
         3.       Advisors Lock-up Agreement dated August 22, 1995*
         4.       Advisory Agreement*


         * Incorporated by reference to the filing persons' Schedule 13D with respect to the securities of HPT filed September 9, 1995.

                                  SCHEDULE 13D


CUSIP No. 44106M 10 2                                       Page 8 of 8 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and current.

April 11, 1996                 HEALTH AND RETIREMENT PROPERTIES TRUST

                                 By: /s/ Ajay Saini
                                 Title: Treasurer and Chief Financial Officer



April 11, 1996                 HRPT ADVISORS, INC.

                                 By: /s/  David J. Hegarty
                                 Title: President and Secretary